SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Fairmont Hotels & Resorts Inc.

(Translation of Registrant’s Name Into English)

Canadian PacificTower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada

(Address of Principal Executive Offices)

                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F ____                 Form 40-F   X

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934.)

            Yes _____       No     X

            (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

            This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:

Form S-8 No.333-13960.

Page 1 of 2 Pages

Exhibits Index appears on Page 3

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC. (Registrant)

Date: August 4, 2005	By:	/s/ Stuart M. Miller
Name: Stuart M. Miller
Title: Corporate Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit No.                                                       Description of Exhibits

99.1                                   Second Quarter Report & Interim Management’s Discussion
                                          And Analysis For the Period Ended June 30, 2005

99.2                                   Certification of Chief Executive Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

99.3                                   Certification of Chief Financial Officer pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

99.4                                   Certificate of Chief Executive Officer pursuant to Rule 13a – 14 under the Securities Exchange Act of 1934

99.5                                   Certificate of Chief Financial Officer pursuant to Rule 13a – 14 under the Securities Exchange Act of 1934

99.6                                   Reconciliation to United States Accounting Principles for the six months ended June 30, 2005

99.7                                   Earnings coverage for the twelve months ended June 30, 2005